United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2024		Director of Investor Relations

Fitch updates on Vale's Credit Ratings

Rio de Janeiro, October 29, 2024 – Vale S.A. ("Vale") informs that in a report released today, Fitch Ratings ("Fitch") has revised Vale's Outlook to Positive from Stable, while affirmed its Long-Term Foreign and Local Currency Issuer Default Ratings at 'BBB'. In addition, Fitch has affirmed the senior unsecured debt ratings of Vale Overseas Limited and Vale Canada Limited at 'BBB', and has affirmed Vale's Long Term National Scale rating at 'AAA(bra)'.

Murilo Muller
Executive Vice President, Finance and Investor Relations

For further information, please contact:
Vale.RI@vale.com
Thiago Lofiego: thiago.lofiego@vale.com
Mariana Rocha: mariana.rocha@vale.com
Luciana Oliveti: luciana.oliveti@vale.com
Pedro Terra: pedro.terra@vale.com
Patricia Tinoco: patricia.tinoco@vale.com

FitchRatings

29 OCT 2024

Fitch Revises Vale's Outlook to Positive; Affirms at 'BBB'

Fitch Ratings - New York - 29 Oct 2024: Fitch Ratings has revised Vale S.A.'s (Vale) Rating Outlook to Positive from Stable, while affirming its Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BBB'. Fitch has also affirmed the senior unsecured debt ratings of Vale S.A., Vale Overseas Limited and Vale Canada Limited at 'BBB', and has affirmed Vale's Long Term National Scale rating at 'AAA(bra)' with a Stable Outlook.

The revision of the Outlook reflects the lift of a significant overhang on Vale's ratings given more limited environmental uncertainties and litigation risks, following Samarco's recent settlement, as well as its increasing scale and diversification into higher value-added ferrous product mix, enhancing its position within the 'BBB' rating category.

The continued dam de-characterizations favor a safer operating profile while the settlement reduces overhangs with a defined and more manageable cash outflows related to the integral reparation agreements from the Mariana and Brumadinho accidents that do not impair Vale's financial profile. Furthermore, this result reduces the likelihood of additional punitive penalties materializing from foreign litigation based on the grounds that a final solution in Brazil was not feasible.

Fitch expects Vale to remain committed to a solid low leverage profile and to generate strong cash flows while it navigates lower iron ore prices and balances growth opportunities and shareholder returns. Fitch's adjusted net leverage is expected to average 0.7x between 2024 and 2026.

Key Rating Drivers

Samarco Final Settlement: The signing of the binding terms for the full reparation of Samarco's Fundao tailings dam collapse reduces uncertainties about the remedial cash commitments for Vale from obligations to pay and to perform. Total reparations amount BRL170 billion (USD32 billion), of which BRL38 billion (USD7.9 billion) were already disbursed under the previous framework, BRL100 billion (USD18 billion) are payment obligations over 20 years to fund compensatory programs embedded in Federal and State level public policies, and BRL32 billion (USD5.8 billion) are performance obligations by Samarco, including indemnification, resettlement and environmental recovery that will be gradually transferred from the Renova Foundation.

Vale believes that related additional litigation, such as the UK class action, has a lower likelihood of materializing, because it is a key argument for the case to be heard in London that there was no solution in Brazil.

Large but Manageable Remediation Cash Outflows: The resulting disbursements expected are significant but manageable given Vale's cash position, market access and timing of the outflows. Approximately USD4.2 billion are expected to be disbursed in 2024-2026. Fitch's base case incorporates USD1 billion in 2024, USD2 billion in 2025, USD1.2 billion in 2026. On the other hand, the Integral Reparations Agreement of Brumadinho mandates USD5.2 billion of disbursements of commitments and expenses to be spent in 2024-2026.

Value Over Volume: Continuing a strategy outlined five years ago, Vale's pursuit of premium high-grade iron ore products with direct reduction metallics is poised to increase the product mix needed for more sustainable steel making. Vale aims to structurally produce between 340 million and 350 million tons of iron ore, of which about 85% will be high-quality products, such as Brazilian blend fines, agglomerated iron ore and briquettes. By 2026, Vale targets the reduction of high silica content to less than 5% of its portfolio from below 10%, currently, and increase agglomerates to 15% from about 13%. According to metals consultancy CRU Group, Vale has a share of more than 20% of the high-grade pellets for blast furnace and direct reduction markets.

Improving Base Metals Assets: Vale concluded the appraisal of up to USD30 billion of copper, nickel, and other projects over 10 years during its overall asset review with relevant cost cutting and productivity enhancing measures. In its first phase it identified volume increases of up to 10% and cost decreases by 10% towards 2026, as well as the potential to add approximately 100,000 tonnes of copper (reaching 500,000 tonnes) and 40,000 tonnes of nickel (reaching 250,000 tonnes) per year through productivity improvements and low capital projects towards 2028. Such initiatives are underway, most notably in Salobo, Sudbury and Voisey's Bay.

Robust Business Profile: Vale is one of the three largest producers of seaborne iron ore. Its abundant reserves, the size and cost competitiveness of its Northern System buttress its dominant market position. The operations in Para, northern Brazil, represent 10% of the global seaborne market. About 90% of Vale's EBITDA comes from iron ore, but Vale is also one of the world's largest nickel miners and a large but not top ten copper producer; these operations annually generate about USD1.5 billion of EBITDA and also share slightly lower long-lived, and low-cost features than those of Vale's ferrous metals assets.

Vale boasts a first quartile cost position in its largest iron ore systems, according to CRU. This business strength is undergirded by the high grade of its iron ore, and its integrated infrastructure system. Vale targets to reach the lower end of its 2024 cash cost guidance range of USD21.5/t to USD23/t.

Strong Capital Structure: Vale's conservative balance sheet is also a key rating consideration. Average gross debt between 2024 and 2026 is forecast to be USD15.4 billion after increases in local debentures. Despite dividends, share repurchases and payments of interest on capital, Fitch expects Vale's net debt to average USD10.4 billion between 2024 and 2026. The corresponding gross and net leverage ratios are 1.0x and 0.7x over the rating horizon. For 2024 and 2025, Fitch expects net leverage of around 0.6 and 0.8, respectively.

Strong Cash Flow Generation: Policy support in China underpinned steel demand and boosted iron

ore prices, but concerns over structural weaknesses on Chinese growth and real estate linger amid more consistent supply flows. Vale's EBITDA is expected to be USD15.6 billion in 2024 and USD13.2 billion in 2025. These figures assume iron ore prices average USD105 per ton and USD90 per ton in 2024 and 2025, and capital expenditures average about USD6.25 billion, due to higher investments in projects, such as Serra Sul and Capanema.

Unconstrained by Country Ceiling: Vale's cash flows from different creditworthy jurisdictions with higher Country Ceilings, such as Canada (AAA), are expected to comfortably safeguard hard-currency interest service. In a hypothetical scenario of de-linkage between Vale and Vale Base Metals (VBM), the ring-fencing could limit Vale's access to VBM's cash. Even in that scenario, the final IDR will not change with Brazil's Country Ceiling (BB+). Vale's high level of exports and cash management located abroad allows for a three-notch rating above the Country Ceiling. This would be sufficient to leave Vale's IDR unconstrained at 'BBB' and the Positive Outlook, unchanged.

Consolidated Approach: Vale Overseas Limited and Vale Canada Limited are wholly owned subsidiaries of Vale. Due to the strong legal, operational and strategic linkage between these entities and Vale, their bonds are directly linked to Vale's rating per Fitch's "Parent and Subsidiary Rating Criteria."

Derivation Summary

Vale is one of the leaders in low-cost iron ore production globally, and one of the top three global mining companies, along with BHP Group Limited (A/Stable) and Rio Tinto Plc (A/Stable). Vale is also comparable with Anglo American plc (BBB+/Stable).

Vale is highly concentrated in iron ore and pellets (about 90% of EBITDA), but also has significant contribution from copper, nickel and other minerals. BHP has more balanced product diversification than its peers with material earnings contributions from iron ore and copper and lower earnings contributions from coal and conventional petroleum assets over the medium term.

Rio Tinto derives more than two-thirds of its EBITDA from iron ore, including the Canadian pellets business, with the remainder primarily coming from aluminum and copper. Anglo American's portfolio of copper, platinum group metals, diamonds, nickel, high-quality iron ore, and premium metallurgical coal, addresses a broader range of end-markets.

Vale's iron ore operations are consistently positioned in the first quartile of costs. Rio Tinto moves between the first and second quartile of the iron ore cost curve. BHP's assets are placed in the first, second (iron ore) and third (copper) quartile of the relevant business cost curves. The majority of Anglo American's assets sit in the second or third quartile of their relevant global business cost curves. Rio Tinto and BHP's iron ore businesses are located closer to China, which further differentiates the ratings from Vale's.

Most of the iron ore and copper for Vale comes from Brazil and its nickel from Canada and Indonesia. BHP and Rio Tinto derive a large majority of earnings from assets in OECD countries. BHP and Rio Tinto source most of its iron ore from Australia, with Rio Tinto producing more lump. A large proportion of

copper for both companies comes from the Escondida mine in Chile (BHP: 57.5% ownership; Rio Tinto: 30%). Mongolia, where Rio Tinto's large Oyu Tolgoi mine is located, is a more challenging mining jurisdiction as would be Guinea where the Simandou project is located and is currently being considered for development by Rio Tinto and its consortium partners.

Similar to Vale, Anglo American has material exposure to more challenging operating environments than those of BHP and Rio Tinto, like Brazil (BB/Stable), characterized by increased scrutiny of mining companies linked to governance of operating practices following the Mariana and Brumadinho dam disasters, and South Africa (BB-/Stable), characterized by an active, unionized workforce, comparatively high wage and electricity cost inflation, and electricity shortages.

Vale, Rio Tinto and BHP have similar financial-structure characteristics, with EBITDA gross leverage below 1.0x and EBITDA net leverage below 0.6x over the medium term. Fitch expects these companies to continue to pay significant dividends while maintaining a conservative balance sheet. Anglo American has slightly higher leverage than these companies.

Although, Vale, Rio Tinto and BHP have similarly high financial-flexibility, Vale is more constrained by the remediation commitments related to the Mariana and Brumadinho settlements.

Managerial priorities in Vale were also more focused on safety and environmental management in recent years than those for BHP, Rio Tinto or Anglo American; hence, the latest Samarco final agreement will bring more attention to the independence and effective decision-making qualities of Vale's corporate governance towards a broader range of strategic choices.

Key Assumptions

--Benchmark iron ore prices average USD105/ton in 2024, USD90/ton in 2025, USD85/ton in 2026;

--Iron ore fines and pellets volumes sold of 305 million tons in 2024, in 2025 and 345 million tons in 2026;

--Copper prices of USD8,800/ton in 2024, USD8,400/ton in 2025 and in 2026;

--Capex of USD6.2 billion in 2024, USD6.25 billion in 2025 and USD6.4 billion in 2026;

--Dividend distribution at Vale's policy of 30% of EBITDA less sustaining capex. Forecast also includes USD1.4 billion discretionary special dividends in 2025;

--Participative shareholder debentures are considered an operating cost and part of other liabilities instead of debt.

RATING SENSITIVITIES

Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade

--Higher cash flow coming from sustainable diversification into other segments with lower business risk, higher value-added product mix, and lower correlation to its ferrous mining operations;

--Reach more than 20 upstream dam decommissions and no dams at emergency level 3;

--FCF positive at all times, regardless of capex plans;

--Consistent net debt/EBITDA below 1.0x.

Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--Unfavorable additional litigation penalties arising from previous environmental accidents;

--Sizeable debt-funded dividends or share buybacks leading to deterioration of the financial profile;

--Net debt/EBITDA above 2.0x on a sustained basis;

--Material weakness in corporate governance independence and assertiveness.

Liquidity and Debt Structure

Abundant Liquidity: Vale ended Sept. 30, 2024 with USD4.6 billion of cash and marketable securities, USD5.0 billion of committed revolving credit lines due in 2026 and in 2029, and USD13.4 billion of Fitch adjusted total debt and equity credit, including USD82 million of maturities in 2024 and USD893 million in 2025. Average debt maturity was 8.9 years. More than half of Vale's debt matures in 2030 or later.

In October, Vale launched a BRL6 billion debentures program and received a USD600 million investment in the Vale Oman Distribution Center from Apollo for 50% stake. Given the strong credit risk linkage to Vale via the guarantee of Vale International obligations by Vale SA and Put Option under various scenarios, Fitch considers the AP Oryx Holdings investment from Apollo as off-balance sheet debt for Vale.

Issuer Profile

Vale is one of the world's leading mining companies. It is one of the largest producers of iron ore and iron ore pellets and one of the largest producers of nickel. The company is present in approximately 18 countries.

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

MACROECONOMIC ASSUMPTIONS AND SECTOR FORECASTS

Click here to access Fitch's latest quarterly Global Corporates Macro and Sector Forecasts data file which aggregates key data points used in our credit analysis. Fitch's macroeconomic forecasts, commodity price assumptions, default rate forecasts, sector key performance indicators and sector-level forecasts are among the data items included.

ESG Considerations

Vale S.A. has an ESG Relevance Score of '4' for Employee Wellbeing due to the remaining work required to improve dam monitoring and upstream dams' de-characterization. By YE 2024, 14 de-characterization projects are expected to remain from the 30 identified since the Brumadinho event and eight by YE 2027. By YE 2025 Vale expects that none of the dams will be at a critical safety level (Level 3). This has a negative impact on the credit profile, and is relevant to the rating[s] in conjunction with other factors.

The highest level of ESG credit relevance is a score of '3', unless otherwise disclosed in this section. A score of '3' means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. Fitch's ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch's ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores.

Fitch Ratings Analysts

Hector Collantes
Director
Primary Rating Analyst
+1 212 908 0369
Fitch Ratings, Inc. Hearst Tower 300 W. 57th Street New York, NY 10019

Debora Jalles
Director
Secondary Rating Analyst
+55 21 4503 2621

Martha Rocha
Managing Director
Committee Chairperson
+1 212 908 0591

Media Contacts

Eleis Brennan
New York
+1 646 582 3666
eleis.brennan@thefitchgroup.com

Rating Actions

ENTITY/DEBT	RATING	RECOVERY	PRIOR
Vale			

ENTITY/DEBT	RATING			RECOVERY	PRIOR
Overseas Limited					
• senior unsecured	LT	BBB	Affirmed		BBB
Vale S.A.	LT IDR	BBB ⊕	Affirmed		BBB ◯
	LC LT IDR	BBB ⊕	Affirmed		BBB ◯
	Natl LT	AAA(bra) ◯	Affirmed		AAA(bra) ◯
• senior unsecured	LT	BBB	Affirmed		BBB
• senior unsecured	Natl LT	AAA(bra)	Affirmed		AAA(bra)
Vale Canada Limited					
• senior unsecured	LT	BBB	Affirmed		BBB

RATINGS KEY	OUTLOOK	WATCH
POSITIVE	⊕	⬘
NEGATIVE	⊖	⬙
EVOLVING	○	◆
STABLE	◯	

Applicable Criteria

Corporate Rating Criteria (pub.03 Nov 2023) (including rating assumption sensitivity)

National Scale Rating Criteria (pub.22 Dec 2020)

Parent and Subsidiary Linkage Rating Criteria (pub.16 Jun 2023)

Sector Navigators – Addendum to the Corporate Rating Criteria (pub.21 Jun 2024)

Applicable Models

Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s).

Corporate Monitoring & Forecasting Model (COMFORT Model), v8.1.0 (1)

Additional Disclosures

Solicitation Status

Endorsement Status

Vale Canada Limited	EU Endorsed, UK Endorsed
Vale Overseas Limited	EU Endorsed, UK Endorsed
Vale S.A.	EU Endorsed, UK Endorsed

DISCLAIMER & DISCLOSURES

Published ratings, criteria, and methodologies are available from this site at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance, and other relevant policies and procedures are also available from the Code of Conduct section of this site. Directors and shareholders' relevant interests are available at https://www.fitchratings.com/site/regulatory. Fitch may have provided another permissible or ancillary service to the rated entity or its related third parties. Details of permissible or ancillary service(s) for which the lead analyst is based in an ESMA- or FCA-registered Fitch Ratings company (or branch of such a company) can be found on the entity summary page for this issuer on the Fitch Ratings website.

In issuing and maintaining its ratings and in making other reports (including forecast information), Fitch relies on factual information it receives from issuers and underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction. The manner of Fitch's factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions and other reports provided by third parties, the availability of independent and competent third- party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors. Users of Fitch's ratings and reports should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating or a report will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings and its reports, Fitch must rely on the work of experts, including independent auditors with respect to financial statements and attorneys with respect to legal and tax matters. Further, ratings and forecasts of financial and other information are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings and forecasts can be affected by future events or conditions that were not anticipated at the time a rating or forecast was issued or affirmed. Fitch Ratings makes routine, commonly-accepted adjustments to reported financial data in accordance with the relevant criteria and/or industry standards to provide financial metric consistency for entities in the same sector or asset class.

The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from 'AAA' to 'D'. Fitch also provides information on best-case rating upgrade scenarios and worst-case rating downgrade scenarios (defined as the 99th percentile of rating transitions, measured in each direction) for international credit ratings, based on historical performance. A simple average across asset classes presents best-case upgrades of 4 notches and worst-case downgrades of 8 notches at the 99th percentile. For more details on sector-specific best- and worst-case scenario credit ratings, please

see Best- and Worst-Case Measures under the Rating Performance page on Fitch's website.

The information in this report is provided "as is" without any representation or warranty of any kind, and Fitch does not represent or warrant that the report or any of its contents will meet any of the requirements of a recipient of the report. A Fitch rating is an opinion as to the creditworthiness of a security. This opinion and reports made by Fitch are based on established criteria and methodologies that Fitch is continuously evaluating and updating. Therefore, ratings and reports are the collective work product of Fitch and no individual, or group of individuals, is solely responsible for a rating or a report. The rating does not address the risk of loss due to risks other than credit risk, unless such risk is specifically mentioned. Fitch is not engaged in the offer or sale of any security. All Fitch reports have shared authorship. Individuals identified in a Fitch report were involved in, but are not solely responsible for, the opinions stated therein. The individuals are named for contact purposes only. A report providing a Fitch rating is neither a prospectus nor a substitute for the information assembled, verified and presented to investors by the issuer and its agents in connection with the sale of the securities. Ratings may be changed or withdrawn at any time for any reason in the sole discretion of Fitch. Fitch does not provide investment advice of any sort. Ratings are not a recommendation to buy, sell, or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of payments made in respect to any security. Fitch receives fees from issuers, insurers, guarantors, other obligors, and underwriters for rating securities. Such fees generally vary from US$1,000 to US$750,000 (or the applicable currency equivalent) per issue. In certain cases, Fitch will rate all or a number of issues issued by a particular issuer, or insured or guaranteed by a particular insurer or guarantor, for a single annual fee. Such fees are expected to vary from US$10,000 to US$1,500,000 (or the applicable currency equivalent). The assignment, publication, or dissemination of a rating by Fitch shall not constitute a consent by Fitch to use its name as an expert in connection with any registration statement filed under the United States securities laws, the Financial Services and Markets Act of 2000 of the United Kingdom, or the securities laws of any particular jurisdiction. Due to the relative efficiency of electronic publishing and distribution, Fitch research may be available to electronic subscribers up to three days earlier than to print subscribers.

For Australia, New Zealand, Taiwan and South Korea only: Fitch Australia Pty Ltd holds an Australian financial services license (AFS license no. 337123) which authorizes it to provide credit ratings to wholesale clients only. Credit ratings information published by Fitch is not intended to be used by persons who are retail clients within the meaning of the Corporations Act 2001.Fitch Ratings, Inc. is registered with the U.S. Securities and Exchange Commission as a Nationally Recognized Statistical Rating Organization (the "NRSRO"). While certain of the NRSRO's credit rating subsidiaries are listed on Item 3 of Form NRSRO and as such are authorized to issue credit ratings on behalf of the NRSRO (see https://www.fitchratings.com/site/regulatory), other credit rating subsidiaries are not listed on Form NRSRO (the "non-NRSROs") and therefore credit ratings issued by those subsidiaries are not issued on behalf of the NRSRO. However, non-NRSRO personnel may participate in determining credit ratings issued by or on behalf of the NRSRO.

dv01, a Fitch Solutions company, and an affiliate of Fitch Ratings, may from time to time serve as loan data agent on certain structured finance transactions rated by Fitch Ratings.

Endorsement policy

Fitch's international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK, respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, as the case may be. Fitch's approach to endorsement in the EU and the UK can be found on Fitch's Regulatory Affairs page on Fitch's website. The endorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages for structured finance transactions on the Fitch website. These disclosures are updated on a daily basis.